02037766

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAY 2 8 2002
WASH. D.C. 152 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE THREE MONTHS ENDED MARCH 31, 2002

COMMISSION FILE NUMBER 0-28778

TESCO CORPORATION

(Exact name of Registrant as specified in its charter)

CANADA

(State or other jurisdiction of incorporation or organization)

6204 - 6A STREET SOUTHEAST, CALGARY, ALBERTA, CANADA T2H 2B7
(Address of principal executive office)

Registrant's telephone number, including area code: (403) 233-0757

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _____ Form 40-F __√__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(o) under the Securities Exchange Act of 1934.)

Yes _____ No __√__

PROCESSED
JUN 0 7 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesco Corporation

Matt Hall

Martin Hall
Senior Vice President, Finance

Date: May 27, 2002

TESCO

innovations en technologie de forage innovation en der bohrtechnik 革新鑽井技術 inovace v technologii vrtání
inovações em tecnologia de perfuração pembaharuan pemboran teknologi инновации в технологии бурения
innovaciones en la tecnología de perforaciones **innovations in drilling technology** 착암 기술의 혁신
ابتکارات در حفر چاه بر اساس فن شناسی sondaj uygulamalarındaki son gelişmeler innovationer inom borteknologi
нови технологии на сонлиране **เทคโนโลยีการขุดเจาะในรูปแบบใหม่** inovacije u tehnologiji naftnih bušenja

TESCO CORPORATION

2002 FIRST QUARTER REPORT

For the Three Months ended March 31, 2002

President's Message

Weak oil and natural gas prices during the first quarter of 2002 resulted in difficult conditions for the oilfield service industry and Tesco Corporation. Revenues for the quarter were $38.5 million compared to $55.0 million a year ago and $49.5 million in the fourth quarter of 2001. Gross margins dropped to 34% from 40% a year ago and 45% in the previous quarter. In addition, expensed research and development costs associated with Tesco's Casing Drilling™ technology were higher during the quarter, as the Corporation's commercialization effort increased sharply. As a result of these factors, Tesco recorded a net loss for the quarter of $1.3 million ($0.04 per diluted share).

Reflecting the general downturn in industry activity, top drive rental operating days in the first quarter declined; however average day rates were only slightly below those recorded in the fourth quarter. Top drive sales remained strong despite the cancellation of two previously ordered top drives. Tesco was also impacted by the business downturn in Latin America and the shorter than normal drilling season this year in Canada.

Despite the poor showing in the quarter, Tesco's industry position remains strong. Acceptance of top drives as an integral part of the drilling process continues to grow and long term demand for top drives remains strong, as evidenced by operator and contractor inquiries for rentals and purchases. We believe that Tesco top drives will continue to penetrate the largely untapped land rig market and we expect to make inroads in the offshore replacement market with our high quality electric units. In addition, our dominant position in the top drive rental market should recover and grow with drilling activity in the years ahead. Tesco is also well positioned financially, with a strong cash position and conservative capital structure.

During the first quarter, Tesco made major progress in its program to commercialize its revolutionary Casing Drilling™ technology. Casing Drilling™ utilizes standard oilfield casing to drill wells instead of drill pipe. Because downhole tools are retrieved or "tripped" by wireline from within the casing, tripping takes minutes compared to hours for conventional rotary drilling. With Casing Drilling™, operators can complete wells faster, preserve well bore integrity, lower operating expenses, reduce manpower requirements, improve safety and eliminate costly and time consuming downhole problems that are common in conventional well drilling. In addition, Casing Drilling™ rigs are smaller and less expensive than conventional rigs and can be moved more quickly and at lower cost.

During the quarter, Tesco signed a two year drilling and service contract with Conoco, Inc., its first long term Casing Drilling™ contract. Construction of three purpose built drilling rigs for this project will enable Tesco to conclusively demonstrate the capabilities of the Casing Drilling™ process.

During the quarter, Tesco also signed a contract to drill six water wells in Algeria for a local drilling contractor. We expect that Casing Drilling™, in conjunction with use of a Tesco top drive, will significantly reduce serious problems and drilling time currently being encountered in these wells.

Tesco invested considerable financial and manpower resources during the first quarter to accelerate Casing Drilling™ commercialization. As a result, expensed research and development costs during the quarter were $3.9 million compared to $1.9 million the first quarter of 2001. Activities included extensive testing of downhole tools that confirmed the ability to casing drill directionally.

The Corporation is currently in discussion with numerous operators, including major international oil companies, to utilize Casing Drilling™ in their operations. As these discussions mature, we expect to begin a number of demonstration drilling programs that will grow into long term contracts similar to the Conoco arrangement. In addition, Tesco is in discussions with a number of oilfield service companies and both onshore and offshore drilling companies that are interested in participating in Casing Drilling™.

We believe that 2002 will be a milestone year for Tesco. We expect that growing demonstration projects during the year and continued improvement in tools and techniques will fully commercialize Casing Drilling™. In turn, Casing Drilling™ should begin generating increasing revenues and profits beginning in 2003. We also expect the casing running business to commence making a contribution in the second half of this year. Although industry conditions remain weak, a cyclical upturn is inevitable as drilling activity picks up and Tesco should be a major beneficiary with products and services geared to increasing drilling efficiencies, reducing costs and solving problems.

R M Tessari

Robert M. Tessari
President and CEO

May 15, 2002

Management's Discussion and Analysis

The following Management's Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three months ended March 31, 2002 and the audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2001.

Worldwide drilling activity levels were substantially lower in the first quarter of 2002 compared to the same quarter of 2001. Despite higher than expected oil and gas commodity prices caused by tensions in the Middle East, operators continue to take a conservative position on exploration and development activity, pending clearer signals that the world economy will sustain the recent signs of growth. Management agrees with the industry consensus that there is unlikely to be any sign of increased drilling activity until late in 2002.

Despite the operational challenges created by this current slowdown in drilling activity, Tesco remains committed to positioning itself for further growth through the continued commercialization of Casing Drilling™ and the development of its international business unit structure.

RESULTS OF OPERATIONS

Three months ended March 31, 2002 and 2001

Revenues

Services Division

The following is a summary of the third party revenues of the Services Division for the periods indicated:

Three months ended March 31 ($000)	**2002**	2001	2000
Portable Top Drives	**22,740**	31,661	15,374
Casing Drilling™	**1,649**	2,987	–
Well Control	**834**	2,068	2,589
Underbalanced Drilling	–	3,527	2,644
Other	–	4,172	–
	25,223	44,415	20,607

Top drive revenue is down substantially from 2001 levels. The decline in drilling activity, particularly in North America, caused a substantial decline in operating days. Average daily rates of $4,374 for the quarter were marginally ahead of last year's first quarter average rate of $4,222 but substantially below the rates obtained through the remainder of 2001; fourth quarter rates averaged $4,725.

The geographical distribution of top drive operating days over the periods indicated is as follows:

Operating days						
Three months ended March 31	2002		2001		2000	
Region	**Days**	%	Days	%	Days	%
United States	**1,673**	**32**	3,133	42	1,746	41
Canada	**1,193**	**23**	1,623	22	1,414	33
S. America	**769**	**15**	1,124	15	401	9
Mexico	**843**	**16**	672	9	557	13
Asia/Pacific	**473**	**9**	559	7	170	4
Europe, Africa, Middle East	**248**	**5**	388	5	–	–
	5,199		7,499		4,288	

Revenue from Casing Drilling™ activities for the quarter derives from the ongoing drilling contract with Conoco in south Texas, which is currently only employing one rig. Revenues in the comparable period in the prior year derived from two separate drilling contracts, one in Canada and one in the U.S. Revenues from well control activities, principally the deployment of Tesco's At-Floor Snubbing Units, were affected by the general decline in levels of drilling activity and management's decision to concentrate on promoting Casing Drilling™ and top drive services. Revenues from other activities in the first quarter of last year were derived from a rig inspection contract in Mexico; there were no similar activities in the current year.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Three months ended March 31	**2002**	2001	2000
Portable Top Drives	**9,993**	5,886	2,296
Drilling Rigs	**–**	2,222	3,235
Other	**3,279**	2,493	65
Total third party	**13,272**	10,601	5,596
Internal sales	**2,425**	10,271	794
Total revenues	**15,697**	20,872	6,390

Third party sales for the Products Division were focused on the top drive product line. Five new top drive systems were completed and delivered during the quarter, compared with one in the same quarter last year. Weakness in the North American market for new top drives, evidenced by the cancellation of two committed sales, has been offset by continued development of the international market. At March 31, 2002, the Corporation had eight top drive systems in production for delivery under firm contracts.

Other revenues derive principally from the sale of parts and services to support the operations of Tesco top drives owned and operated by third parties.

Gross Profit

Gross profit for the quarter was 34% of revenue, compared to 40% in the same quarter last year and 45% in the immediately preceding quarter. This decline was primarily due to two factors. Firstly, a greater proportion of the Corporation's third party revenues were derived from the Products Division, which typically earns lower margins than the Services Division. Secondly, fixed costs included in the determination of gross profit were spread over lower total revenues.

Expenses

Selling, General and Administrative

There has been no significant change in the level of selling, general and administrative expenses from those experienced last year. Management believes that its administrative infrastructure is appropriate and necessary to achieve the Corporation's strategic goals.

Research and Development

Favorable industry response to Casing Drilling™, evidenced by the signing of a contracts to provide Casing Drilling™ services in the United States and Algeria, has caused the Corporation to accelerate its development activities. Consequently, levels of research and development expense have increased substantially over both this quarter last year and the final quarter of last year. The Corporation drilled test wells at its Calgary R&D facility throughout the quarter, using a rig rented from Drillers Technology Corporation. This activity included extensive testing of downhole tools developed for drilling directionally with casing.

Depreciation

Depreciation expense reflects the lower level of activity in top drive operations, as top drive assets are depreciated on a usage basis.

Financial (Income) Expense

Interest income reflects the continuing environment of low interest rates. Interest expense relates to the Senior Unsecured Notes and is fixed in U.S. dollars. Foreign exchange gains and losses are affected by the change in accounting policy described in Note 7 to the quarterly financial statements.

Income Taxes

The Corporation has recorded a provision for current taxes in respect of profitable operations in certain of its foreign operations. Losses incurred in other jurisdictions, including Canada, are tax effected to provide a recovery of future taxes, resulting in an overall tax recovery for the quarter.

ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements that will require changes to the Corporation's significant accounting policies, nor is management contemplating any such changes.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation has in excess of $130 million in cash on hand which management believes is sufficient to finance the expenditures necessary to meet its development plans for Casing Drilling™.

OUTLOOK

Tesco remains extremely positive on the outlook for its business. Although drilling activity levels are not expected to strengthen until the latter part of this year at the earliest, the development of Casing Drilling™ will continue to drive the Corporation. At the same time, management intends to continue to concentrate on the international market for both top drive sales and operations, focusing particularly on areas outside its traditional markets.

SEGMENT INFORMATION

Three months ended March 31, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

Three months to:	March 31, 2002				March 31, 2001			
Operations:	Revenues Internal	Revenues Third party	Depreciation and amortization	Earnings before taxes	Revenues Internal	Revenues Third party	Depreciation and amortization	Earnings before taxes
Products	2,425	13,272	263	(1,472)	10,271	10,601	200	998
Services	1,258	25,223	2,188	5,686	–	44,415	2,919	15,424
	3,683	38,495	2,451	4,214	10,271	55,016	3,119	16,422
Intersegment eliminations			3	180			(66)	286
Research & development expense			–	(3,696)			–	(1,766)
Corporate items			425	(2,914)			347	9,044
			2,879	(2,216)			3,400	23,986
Discontinued operations							210	972
			2,879	(2,216)			3,610	24,958

Geographic:	March 31, 2002 Revenues	March 31, 2001 Revenues
Canada	6,578	18,571
United States	16,146	17,737
Mexico	3,772	7,117
South America	3,562	6,114
South East Asia	5,569	3,325
Europe, Africa and Middle East	2 868	2,152
	38,495	55,016

Consolidated Balance Sheets

At March 31, 2002 and December 31, 2001
(Thousands of Canadian Dollars)
Unaudited

	March 31, 2002	December 31, 2001 (restated)
	$	$
ASSETS		
Current assets		
Cash and short term deposits	131,840	134,568
Accounts receivable	54,795	67,588
Income taxes recoverable	251	–
Inventories	39,556	29,426
	226,442	231,582
Capital assets	98,654	95,026
Investment (note 2)	10,432	10,293
Intangible and other assets	10,553	10,824
	346,081	347,725
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	28,158	28,917
Income taxes payable	–	588
	28,158	29,505
Long term debt (note 7)	73,865	73,811
Future income taxes (note 7)	5,967	7,342
	107,990	110,658
Contingency (note 8)		
SHAREHOLDERS' EQUITY		
Share capital (note 5)	149,324	146,983
Retained earnings (note 7)	88,767	90,084
	238,091	237,067
	346,081	347,725

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

Three months ended March 31, 2002 and 2001
(Thousands of Canadian Dollars, except per share information)
Unaudited

	2002 $	2001 (restated) $
REVENUES		
Sales	38,495	55,016
Cost of sales	25,443	33,179
Gross profit	13,052	21,837
EXPENSES		
Selling, general and administration	7,616	6,133
Research and development	3,952	1,798
Depreciation and amortization	2,879	3,400
Financial (income) expense (notes 2 and 6)	821	1,710
	15,268	13,041
Earnings (loss) before gain on sale of assets, income taxes and discontinued operations	(2,216)	8,796
Gain on sale of assets (note 3)	–	15,190
Earnings (loss) before income taxes and discontinued operations	(2,216)	23,986
Income taxes		
Current	468	5,370
Future (note 8)	(1,367)	1,048
	(899)	6,418
Net earnings (loss) from continuing operations	(1,317)	17,568
Discontinued operations (note 4)	–	548
Net earnings (loss) for the period	(1,317)	18,116
Retained earnings, beginning of period (note 7)		
– as originally reported	92,236	54,449
– effect of change in accounting policy (note 7)	(2,152)	73
– as restated	90,084	54,522
Retained earnings, end of period	88,767	72,638
Earnings (loss) per share:		
Basic – Continuing operations, including gain on sale of assets	$ (0.04)	$ 0.53
Discontinued operations	$ –	$ 0.02
Net earnings	$ (0.04)	$ 0.55
Diluted – Continuing operations, including gain on sale of assets	$ (0.04)	$ 0.52
Discontinued operations	$ –	$ 0.02
Net earnings	$ (0.04)	$ 0.53
Weighted average number of shares:		
Basic	33,926,114	32,967,687
Diluted	34,442,108	33,873,399

CONSOLIDATED STATEMENT OF CASH FLOWS

Three months ended March 31, 2001 and 2000
(Thousands of Canadian Dollars)
Unaudited

	2002 $	2001 (restated) $
OPERATING ACTIVITIES		
Net earnings (loss) from continuing operations for the period	(1,317)	17,568
Adjusted for items not involving funds		
Future income taxes	(1,367)	(1,048)
Depreciation and amortization	2,879	3,400
Gain on sale of assets	–	(15,190)
Amortization of financial items	–	36
Unrealized (gains) losses on exchange on long term debt	54	3,632
Equity in earnings of affiliate	(139)	(402)
	110	7,996
Changes in non-cash balances affecting operations (note 6)	(876)	(4,723)
	(766)	3,273
INVESTING ACTIVITIES		
Additions to capital assets	(6,642)	(7,144)
Increase (decrease) in accounts payable	1,941	5,278
	(4,701)	(1,866)
Proceeds on sale of capital assets	135	26,935
Issue of notes receivable	–	(775)
Payments received on notes	263	–
	(4,303)	24,294
FINANCING ACTIVITIES		
Issue of share capital	2,341	10,258
Net increase (decrease) in cash position during period	(2,728)	37,825
Cash – beginning of period	134,568	56,576
Cash – end of period	131,840	94,401

Three months ended March 31, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

1. Accounting Policies

These financial statements, except as disclosed in Note 7, follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation's audited consolidated financial statements for the year ended December 31, 2001.

2. Financial (Income) Expense

Three months	2002	2001
Interest income	$ (687)	$ (914)
Interest expense	1,392	1,366
Foreign exchange loss	236	901
Other financial items	(120)	357
	$ 821	$ 1,710

Other financial items includes the Corporation's equity interest in the earnings of Drillers Technology Corporation of $139 (2001: $402).

3. Sale of Assets

On March 9, 2001, the Corporation sold all of its underbalanced drilling systems and related equipment, all of which were owned by the Services Division, for gross proceeds of US$32,820. The gain on sale was:

Proceeds – gross	$ 50,669
– transaction costs	1,843
	48,826
Net book value of assets sold	33,636
Gain on sale	$ 15,190

After deducting income taxes of $3,038 attributable to this gain, the sale of these assets contributed $0.36 to basic and diluted earnings per share.

4. Discontinued Operations

On May 10, 2001, the Corporation decided to dispose of its Completions Division and retained financial advisors to source offers to purchase this business as a going concern. Consequently, the operating results of this Division up to this date have been segregated in these financial statements as discontinued operations. On July 31, 2001, the Corporation concluded an agreement to sell the business of the Division for cash proceeds of $20 million.

Information relating to the net earnings from discontinued operations is:

Three months	2002	2001
Sales	$ –	$ 5,644
Earnings from operations before tax	–	972
Income taxes	–	424
Net earnings	$ –	$ 548

Under the terms of the sale, the Corporation retained the financial assets and liabilities, including cash and accounts receivable and payable, with a book value of $3,317. At March 31, 2002, the book value of these assets was $1,035.

5. Share Capital

Three months	2002		2001	
Issued common shares:	# of shares	$	# of shares	$
Balance, January 1	33,891,931	146,983	32,735,964	134,004
Issued for cash on exercise of options	217,749	2,341	909,234	10,258
Balance, March 31	34,109,680	149,324	33,645,198	144,262

Stock options:	# of options	Average exercise price	# of options	Average exercise price
Balance, January 1	2,123,967	$ 12.51	2,787,534	$ 10.58
Granted	525,000	$ 19.35	645,000	$ 17.90
Exercised	(217,749)	$ 10.78	(909,234)	$ 11.28
Expired	(61,750)	$ 12.47	(43,300)	$ 9.48
Balance, March 31	2,369,468	$ 14.28	2,480,000	$ 12.24

The Corporation recognizes no compensation cost in respect of options granted under its employee Stock Option Plan. On March 14, 2002, the Corporation granted 525,000 new options to employees exercisable at $19.35 per share. The fair value of these options on their grant date, computed using the Black-Scholes option pricing model, was $5.6 million. If the Corporation applied the fair value method of accounting for stock-based compensation, the estimated fair value of $5.6 million would be recorded as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the three months ended March 31, 2002 would be to increase the net loss by $156. There would be no effect on the basic or diluted loss per share.

6. Supplementary Cash Flow Information

a) Components of changes in non-cash balances affecting operations are:

Three months	2002	2001
Decrease (increase) in accounts receivable	$ 12,793	$ (14,428)
Increase (decrease) in income taxes payable	(588)	3,931
Decrease (increase) in income taxes recoverable	(251)	–
Decrease (increase) in inventories	(10,130)	791
Increase (decrease) in accounts payable and accrued liabilities	(2,700)	2,144
Cash from (used in) discontinued operations	–	2,839
	$ (876)	$ (4,723)

Three months	2002	2001
b) Cash payments in respect of:		
Interest	$ 2,812	$ 2,646
Income taxes	$ 1,274	$ 1,774

Three months	2002	2001
c) Cash receipts in respect of:		
Interest	$ 784	$ 909
Income taxes	$ –	$ –

7. Change in Accounting Policy

A new Canadian accounting standard was issued November 2001 applicable to years beginning on or after January 1, 2002. This standard eliminated the deferral and amortization of foreign exchange gains or losses arising from the translation of long-term debt and other similar monetary items into Canadian dollars. The Corporation adopted this new standard, with retroactive application, in 2002. As a result, certain items on the balance sheet at December 31, 2001 have been restated as follows: long term debt has increased by $3,589; future taxes payable have decreased by $1,437; and retained earnings have decreased by $2,152. Also, previously reported results for the three months ended March 31, 2001 have been restated to: increase financial expense by $3,518; decrease the provision for future income taxes by $1,407; and decrease net earnings and basic and diluted earnings per share by $2,111 and $0.06 respectively.

Had this change not been made, at March 31, 2002 long term debt would have been $70,586, future income taxes payable would have been $5,843 and retained earnings would have been $88,581 and for the three months ended March 31, 2002, financial expense would have been $1,131, recovery of future taxes would have been $1,491 and the net loss would have been $1,503. Basic and diluted loss per share would have remained unchanged.

8. Contingency

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco's Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. Management, in consultation with its Mexican tax advisors, is disputing the position of the tax authorities and is unable to make any reasonable estimate at this time of the amount of additional expense, if any, that may be incurred by the Corporation in resolving this issue.

TESCO

иnновації в технології буравлення ΝΕΩΤΕΡΙΣΜΟΙ ΣΤΗΝ ΤΕΧΝΟΛΟΓΙΑ ΤΗΣ ΓΕΩΤΡΗΣΕΩΣ inovácia v technologii vrtania
NHỮNG ĐỔI MỚI TRONG KỸ THUẬT KHOAN DẦU uusinta tietoa öljyntoraus tekniikasta vernieuwingen in boortechnologie
ड्लिन्ग तकनालोजी मे नइी खेज **innovations in drilling technology** ابتكارات جديدة في حقل تكنولوجية حفر الآبار
újítások és fúrástechnológia inovatii in tehnologia forarilor 革新的なドリル技術 nye ideer for boreteknologien
innowacje technologii wiertnictwa naftowego innovazioni tecnologici della trivellazione di pozzi di petrolio

TESCO CORPORATION

6204 – 6A Street SE
Calgary, Alberta
Canada T2H 2B7

Tel: 403 233 0757
Fax: 403 252 3362

info@tescocorp.com

www.tescocorp.com

Printed in Canada 05/02

TESCO

For Immediate Release

Trading Symbol:
"TESOF" on NASDAQ
"TEO" on TSE

May 16, 2002

Tesco Corporation Reports Results for First Quarter

First Quarter to March 31, 2002

Lower worldwide drilling activities during the first quarter created a difficult market for Tesco Corporation. Revenues for the first quarter were $38.5 million, 30% lower than the $55.0 million achieved in the first quarter of 2001. These lower revenues, combined with higher Casing Drilling™ development expenses, resulted in a loss from continuing operations of $1.3 million ($0.04 per diluted share), compared with net earnings, excluding the gain on sale of assets, of $5.4 million ($0.16 per diluted share) in the first quarter of last year.

Millions of Cdn Dollars (except per share amounts)	**Three Months Ended March 31, 2002**	Three Months Ended March 31, 2001
Revenue	**38.5**	55.0
EBITDA	**2.1**	28.8
Net earnings (loss) before discontinued operations:		
- excluding gain on sale of assets	**(1.3)**	5.4
- gain on sale of assets	**-**	12.2
	(1.3)	17.6
Discontinued operations	**-**	0.5
Net earnings (loss)	**(1.3)**	18.1
Earnings (loss) per share before discontinued operations (diluted - $/share)		
- excluding gain on sale of assets	**$(0.04)**	$0.16
- gain on sale of assets	**-**	$0.36
	$(0.04)	$0.52
Discontinued operations	**-**	$0.02
Earnings (loss) per share	**$(0.04)**	$0.53
Working capital	**198.3**	180.2
Shareholders' equity	**238.1**	217.0

Operating results from Tesco's top drive business reflected the reduced activity in the oilfield service industry generally. Top drive operating days in Q1 were 5,199 compared to 7,499 in Q1, 2001 and 6,034 in Q4, 2001. Tesco completed and delivered five new top drive systems to third party customers in Q1 2002 compared to one in Q1, 2001.

During the quarter, Tesco signed two contracts to deliver Casing Drilling™ services. A long-term contract with Conoco Inc. has Tesco constructing three purpose-built drilling rigs to service the contract, with drilling scheduled to start in September of this year. The second contract with an Algerian drilling contractor will see Tesco deploy its Casing Drilling™ technology to drill six water wells in Algeria. In addition, the Company continues to successfully deploy the Casing Drive System in casing running field trials.

During the quarter, research and development activities focused on directional drilling with casing. The viability of using Casing Drilling™ on deviated and horizontal wells was confirmed through a series of trials conducted in the Tesco test well located in Calgary. The ability of Tesco's tools to directionally drill to horizontal and then be retrieved is critical to solving the high cost of unscheduled events presently occurring in the North Sea. To the best of our knowledge Tesco is the only company in the world to demonstrate the ability to casing drill directionally with a retrievable assembly. At the end of May, Tesco's tools will be combined with the downhole tools provided by other service companies in a test well located in Aberdeen, Scotland. This test is being conducted to confirm that all suppliers' tools used in this project function with Tesco's Casing Drilling™ process.

With increasing interest from operators, including major international oil companies, Tesco has accelerated its Casing Drilling™ development activities. As a result, development expense for the first quarter was $3.9 million, compared with $1.9 million in Q1, 2001.

A conference call with management to update investors on these results and other corporate developments is scheduled for Friday, May 17, 2002 at 9:00 a.m. (MST)

For further information please contact:
R.M. Tessari or Martin Hall
Tesco Corporation
(403) 233-0757

FORWARD-LOOKING STATEMENTS

This presentation contains statements that may constitute"forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding expectations of future revenues, activities, capital expenditures and earnings and technical results. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the background risks of the drilling services industry (e.g. operational risks; potential delays or changes in plans with respect to customers' exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to levels of rental activities; uncertainty of estimates and projections of costs and expenses; risks in conducting foreign operations (e.g. political and fiscal instability) and exchange rate fluctuations); uncertainty and risks in technical results and performance of technology; and other uncertainties.